

May 29, 2013

Via E-mail
Thomas A. Fanning
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

> Re: **The Southern Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-03526**

Dear Mr. Fanning:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-11

Other Operations and Maintenance Expenses, page II-18

1. We note the decrease in operations and maintenance expenses in fiscal 2012. With a view towards enhanced transparency please tell us what consideration you gave to providing expanded disclosure with regard to the factors you consider when scheduling maintenance outages. In this regard, we assume fewer scheduled maintenance outages in fiscal 2012 may lead to more scheduled maintenance outages in fiscal 2013 and beyond which could potentially increase future operations and maintenance expenses. Lastly, tell us if there have been any regulatory rate actions negatively impacting the ability to perform scheduled maintenance outages.

NOTES TO THE FINANCIAL STATEMENTS, page II-55

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, page II-55

Asset Retirement Obligations and Other Costs of Removal, page II-59

2. Refer to your statement, "[T]he Southern Company system also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the U.S. Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the applicable company may settle these obligations is unknown and cannot be reasonably estimated." In this regard, if a range of possible settlement dates exists, then we would assume a removal period, or range of time, is not considered indeterminable and accrual of an asset retirement obligation liability could be required. Explain to us if a range of time with regard to the settlement of these obligations could be reasonably determined, or how you considered the guidance in paragraphs 7 and 8 of ASC 410-20-25.

3. Explain to us and disclose what necessitated the significant upward cash flow revisions to your asset retirement obligations in fiscal 2012.

Leveraged Leases, page II-62

4. We read your disclosure, "[T]o avoid a default on the lease and the project's nonrecourse debt, the due date for the December 2012 rent payment and the associated debt payment was extended to March 6, 2013 while restructuring negotiations continued between the parties to the transaction." Summarize for us and disclose the events which led to the lease being placed on nonaccrual status. Further, we note $16 million after-tax charge taken in the first quarter of 2013 as a result of the future change in cash flows to Southern Company as the owner/lessor in the lease. Please summarize for us how you calculated the impairment charge.

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED), page II-115

5. We note Mississippi Power restated and corrected its previously issued financial statements for the year ended December 31, 2012 to recognize a pretax charge of $78 million for an estimated probable loss relating to the Kemper IGCC and you determined that portion of the estimated probable loss related to 2012 was not material to Southern Company. Please explain to us what consideration you gave to the impact on your quarterly results by concluding no revision was necessary to your financial statements for the year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief